February 25, 2026

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIFC Direct Lending Evergreen Fund LP Application for Withdrawal of Registration Statement on Form 10-12G File No.: 000-56808

Ladies and Gentlemen:

CIFC Direct Lending Evergreen Fund LP, a Delaware limited partnership (the “Fund”), hereby respectfully requests the withdrawal, effective immediately, of the Fund’s Registration Statement on Form 10-12G initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2025 (SEC Accession No. 0001193125-25-336473) (the “Registration Statement”).

The Fund believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Fund is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the initial filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Fund undertakes to file a replacement registration statement on Form 10-12G in due course in order to re-set the statutory sixty-day effectiveness date.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact Richard Horowitz of Dechert LLP, counsel to the Fund, at (212) 698-3525.

Very truly yours,

CIFC DIRECT LENDING EVERGREEN FUND LP

/s/ Asha Richards
Asha Richards Chief Legal Officer and Secretary

cc: Richard Horowitz, Dechert LLP

Alexander Karampatsos, Dechert LLP